Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 22, 2013, except for the effects of the presentation of Net income (loss) per share discussed in Note 22 to the consolidated financial statements, as to which the date is May 9, 2013 and except for the effects of the Corporate Conversion described in Note 1 to the consolidated financial statements, as to which the date is July 29, 2013, relating to the financial statements of Sprouts Farmers Market, Inc., which appears in Sprouts Farmers Market, Inc.’s Registration Statement on Form S-1 (No. 333-188493).

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona

August 30, 2013